Public Storage, Inc.
================================================================================
701 Western Avenue                                          Tel:  (818) 244-8080
Glendale, CA 91201-2349                                     Fax:  (818) 548-9288

                                                 July 21, 2006

BY FACSIMILE  202-772-9210





Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                  Re:      Public Storage, Inc.
                           Amendment No. 3 to Registration Statement
                           On Form S-4
                           Filed June 20, 2006
                           File No. 333-133438

                           Public Storage, Inc.
                           Annual Report on Form 10-K
                           Filed February 16, 2006
                           File No.  1-08389

Dear Mr. McTiernan and Ms. Gowetski:

     Set forth below are responses of Public Storage, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated July 18, 2006 regarding the Company's Annual Report on Form 10-K, which have been updated to reflect our discussions today.

     Each of the Staff's comments, indicated in bold below, is followed by responses on behalf of the Company.

     WE ASK THAT YOU DEMONSTRATE THAT THE AMOUNT THAT SHOULD HAVE BEEN ALLOCATED TO GOODWILL UNDER APB 16 IS NOT MATERIAL AND DETERMINE, BASED ON SOME REASONABLE ALLOCATION, THE AMOUNT THAT SHOULD HAVE BEEN ALLOCATED TO GOODWILL UPON ADOPTION OF SFAS 141 AND 142 AND CALCULATE THE AMORTIZATION THAT SHOULD NOT HAVE BEEN TAKEN IN EACH HISTORICAL PERIOD.

     In November 1995, the Company acquired Public Storage Management, Inc. (the "PSMI Merger") for an aggregate cost of approximately $550 million. The following summarizes the net assets acquired as outlined in the Company's 1995 financial statements (in millions):

           Investment in real estate entities                  $390
           Other tangible assets                                 31
           Property management contracts                        165
           Goodwill                                              68
           Liabilities assumed and minority interest           (104)
                                                               ----
                  Total purchase cost                          $550
                                                               ====

     Independent appraisals were performed to arrive at valuations for the investment in real estate entities as well as for substantially all of the other tangible assets. No independent appraisals were performed with respect to the valuations of the property management contracts.

     In 1995, in correspondence to the SEC Staff, we indicated that the $165 million value assigned to the "property management contracts" was determined by management based upon a 10 year discounted cash flow model. As the Company has indicated, while we ascribed the $165 million value entirely to "property management contracts" this 10 year discounted cash flow model effectively valued the entire management company, as a whole, rather than simply the property management contracts. Accordingly, the $165 million valuation represented our estimate of the fair value of all of the intangible assets of the management company which consisted of a number of identifiable intangible assets including the management contracts, the "Public Storage" brand name, the workforce in place, and the infrastructure. The remaining hard assets of the management company acquired and liabilities assumed consisting of, for example, property, plant and equipment and working capital, were not significant.

     As indicated above, the value of the management contracts and the additional identifiable intangible assets acquired in the PSMI Merger was determined by the Company rather than by independent appraisals. In addition, management did not separately determine the fair values of each of these identifiable intangible assets in 1995. We believe, however, that had we appropriately applied APB 16 to the PSMI Merger in 1995, the entire $165 million would have been allocated to three items: (i) the management contracts, (ii) the brand name and (iii) the workforce in place.

     We believe that APB 16 supported the recognition of these types of intangible assets as APB 16 required separate recognition of any intangible asset that could be identified and named. SFAS 141 (Par. 39) differs from APB 16 in that it requires that intangible assets be recorded apart from goodwill if they meet one of the criteria established in SFAS 141 (i.e., either the contractual-legal criterion or the separability criterion). In applying the provisions of SFAS 141 to the PSMI Merger, only the management contracts and the brand name would have been recognized as intangible assets separate from goodwill. SFAS 141 Par. 39 eliminates the identification of workforce in place as an intangible asset separate from goodwill.

     In order to understand how much of the $165 million would have been allocated to goodwill upon the adoption of SFAS 142 as of January 1, 2002, we would need to allocate the $165 million among the management contracts, the brand name and workforce in place. Given the passage of time and the fact that in the ordinary course the Company has not retained detailed records from more than 10 years ago, it is not possible to do so.

     Because we are unable to properly segregate the entire $165 million to each component item, as indicated above, we have concluded, based on our discussions today with the Staff, that the entire $165 million should have been allocated to goodwill, and the impact from this change to the Company's financial statements from 1995 through 2001 would not have been material. There would be no change to our balance sheets because all of the intangible assets were grouped into a single line item called "Intangible assets, net" and therefore were not separately disclosed. There would be no change to our income statements because the amortization period of the goodwill acquired in the PSMI Merger was 25 years which is the same as the amortization life we utilized for the $165 million intangible asset. Accordingly, amortization expense would not have changed. The footnotes to the financial statements, however, would have been revised to indicate that goodwill was $165 million higher and the intangible asset would have been $165 million lower.

     Beginning in 2002, the Company adopted the provisions of SFAS No. 142. The statement required companies to identify all intangible assets acquired prior to July 1, 2001 that did not meet the new criteria for recognition apart from goodwill and required that such intangible assets be reclassified to goodwill. The statement specified that any unamortized balance related to an assembled workforce will be reclassified to goodwill. Further the statement requires a reassessment of the useful lives for those intangible assets acquired prior to June 30, 2001 and a resulting adjustment of the remaining amortization periods.

     Historically, from 2002 through 2005, amortization expense with respect to the entire $165 million was approximately $6.6 million per year, representing the amount of amortization that should not have been recorded in each year assuming that the entire $165 million was classified as goodwill.

     PLEASE PROVIDE US WITH A MATERIALITY ASSESSMENT OF THE ERROR TO DETERMINE IF A CORRECTION TO YOUR HISTORICAL FINANCIAL STATEMENTS IS NECESSARY.

     As indicated above and further detailed below, for the period from inception of the PSMI Merger through the period ended December 31, 2001, there would be no change as a result of reclassifying the entire $165 million to goodwill other than to change footnote disclosures.

     For the periods subsequent to 2001, an accounting error was made by continuing to amortize the intangible assets, which we have now concluded should have been entirely allocated to goodwill, and thus we should have ceased amortization as a result of adopting SFAS No. 142 at the beginning of 2002. The following tables summarize the impact from this error to the Company's balance sheets and income statements for these periods:


IMPACT TO BALANCE SHEET:                  2005             2004            2003            2002
                                          ----             ----            ----            ----


                                                 (Dollar amounts in thousands)


Adjustments to increase goodwill
     and shareholders' equity to
     correct the cumulative error
     in recording amortization
     expense                              $26,400          $19,800         $13,200         $6,600

HISTORICAL AMOUNTS:

Total assets                           $5,552,486       $5,204,790      $4,968,069      $4,843,662
Total shareholders' equity             $4,817,009       $4,429,967      $4,219,799      $4,158,969

Adjustment as a percentage of
     total assets                            0.5%             0.4%            0.3%            0.1%

Adjustment as a percentage of
     shareholders' equity                    0.5%             0.4%            0.3%            0.2%




IMPACT TO INCOME STATEMENT:               2005             2004            2003            2002
                                          ----             ----            ----            ----


                                        (Dollar amounts in thousands, except per share amounts)

Adjustments to correct the error
     and reduce amortization
     expense and increase net
     income                                 6,600           $6,600           6,600          $6,600

Impact to earnings per share -
     diluted                                $0.05            $0.05           $0.05           $0.05

HISTORICAL AMOUNTS:

Net income                               $456,393         $366,213        $336,653        $318,738

Net income allocable to common
     shareholders                        $254,395         $178,063        $161,836        $141,423

Net income per share - diluted              $1.97            $1.38           $1.28           $1.14


Adjustment as a percentage of net
     income, as adjusted for the
     error                                   1.4%             1.8%            1.9%            2.0%

Adjustment as a percentage of
     earnings per share - diluted,
     as adjusted for the error               2.5%             3.5%            3.8%            4.2%



     We believe the impact to the Company's financial statements for the errors described above are not qualitatively or quantitatively material to the financial statements as previously issued. In arriving at this conclusion we evaluated the numerical impact to the financial statements as well as other surrounding circumstances. In our evaluation, we referred to the guidance as provided by Staff Accounting Bulletin No. 99 and as outlined below we considered the following in assessing materiality:

CONSIDERATION                             EVALUATION

Did the misstatement arise from           The error was caused by a combination
an item capable of precise measurement    of both. The misstatement amount
or whether it arises from an estimate     arose as a result of an error
and, if so, the degree of imprecision     classifying $165 million as intangible
in the estimate                           assets for the property management
                                          contracts acquired in 1995. Upon
                                          further reflection and analysis, the
                                          entire $165 million should have been
                                          allocated to goodwill and amortization
                                          should have ceased upon adoption of
                                          SFAS 142. This remaining portion
                                          should not have continued to be
                                          amortized when the Company adopted
                                          SFAS 142. As a result, annual
                                          amortization expense was overstated
                                          by approximately $6.6 million for each
                                          of the years ended December 31, 2002
                                          - 2005 (the periods subsequent to the
                                          adoption of SFAS 142).


Did the misstatement mask a change in     No. The Company has continued to
earnings or other trends                  increase its income from continuing
                                          operations for the four years ended
                                          December 31, 2005 ($329.9 million,
                                          $332.7 million, $367.1 million and
                                          $450.0  million) and net income
                                          ($318.7 million, $336.7 million,
                                          $366.2 million, and $456.4 million).


Did the misstatement hide a failure to    No. The Company has consistently met
meet analysts' consensus expectations     analysts' expectations over the past
for the enterprise                        several years and does not provide
                                          earnings estimates or guidance.
                                          Further, the error resulted in an
                                          understatement of income from
                                          continuing operations and net income
                                          for the years ended December 31, 2002
                                          -2005.

                                          In addition, analysts' estimates for
                                          the Company's earnings are based on a
                                          non-GAAP measure of Funds from
                                          Operations per share, as defined,
                                          rather than GAAP earnings per share.
                                          In this regard, the error would
                                          have had no impact on Funds from
                                          Operations per share for the years
                                          ended December 31, 2002 through 2005,
                                          as is the Company's practice with
                                          respect to amortization of
                                          intangibles.

Did the misstatement change a loss        No. The Company would have continued
into income or vice versa                 to report income from continuing
                                          operations and net income for the
                                          years ended December 31, 2002-2005,
                                          as noted above, regardless of the
                                          impact from the error.


Did the misstatement concern a segment    Yes. The goodwill relates almost
or other portion of the registrant's      entirely to the self-storage reporting
business that has been identified as      segment which accounts for
playing a significant role in the         substantially all of the Company's
registrant's operations or                segment net income for the years
profitability                             ended December 31, 2002-2005. However,
                                          this is mitigated by the fact that
                                          substantially all of the Company's
                                          operations, earnings and assets are
                                          concentrated in this one reporting
                                          unit and the impact is not significant
                                          to either the segment or the Company
                                          as a whole.


Did the misstatement affect the           No.
registrant's compliance with
regulatory requirements


Did the misstatement affect the           No. In addition, after discussions
Registrant's compliance with loan         with the rating agencies, the
covenants or other contractual            misstatement would have no impact on
requirements                              the Company's debt or preferred stock
                                          ratings.


Did the misstatement have the effect      No.
of increasing management's
compensation


Did the misstatement involve              No.
concealment of an unlawful transaction


Was the misstatement material to the      No. As indicated above from a
financial statements taken as a whole     numerical and qualitative perspective
                                          the misstatement is not material to
                                          either the balance sheet or income
                                          statement. Further, the misstatement
                                          has no impact on the Company's cash
                                          flows provided by operating activities
                                          or liquidity.

     As noted above, the Company has assessed the quantitative and qualitative considerations of assessing materiality. Based on these assessments, the Company has concluded that the potential misstatement of approximately $6.6 million per year for fiscal years subsequent to 2001, as a result of the amounts improperly included as amortizing intangible assets, is not material to the Company's financial statements and to the users of those financial statements. In addition, we believe that it is highly unlikely that the judgment of a reasonable person relying upon the Company's financial statements would have changed or been influenced by the correction of the amounts noted. Again please keep in mind that investors and other users of our financial statements not only use the GAAP measures of our financial performance, but also rely significantly on the non-GAAP measure of Funds from Operations, which is not impacted by the misstatement. Further, the potential misstatements were not intentional and do not represent actions to manage earnings.

     PLEASE TELL US HOW YOU WOULD ALLOCATE THE GOODWILL AMONG YOUR REPORTING UNITS AND HOW YOU WOULD ASSESS THE GOODWILL FOR IMPAIRMENT. ALTERNATIVELY, PLEASE PROVIDE AN ACCOUNTING ARGUMENT FOR WHY APB 16'S REQUIREMENT TO CALCULATE GOODWILL WAS NOT APPLICABLE TO THIS BUSINESS AND WHY THE INTANGIBLES AND GOODWILL SHOULD NOT HAVE BEEN SEPARATED UPON ADOPTION OF SFAS 141 AND 142 WHEN PARAGRAPH 61(A) OF SFAS 141 REQUIRES THAT ALL INTANGIBLE ASSETS THAT DO NOT MEET THE CRITERIA FOR SEPARATE RECOGNITION BE RECLASSIFIED AS GOODWILL.

     In defining our reporting units, we referred to the guidance of Paragraph 30 of SFAS 142. At the time of the PSMI Merger, our operating segments, as per the guidance of paragraphs 10 - 15 of SFAS 131, comprised (a) our self-storage operations, representing the rental income, equity in earnings, and related expenses of the self-storage facilities we have an interest in and manage, (b) our merchandise sales operations, (c) our truck rental operations, and (d) our commercial property operations. We consider each of these operating segments separate "reporting units" within the guidance of Paragraph 30 of SFAS 142.

     We would have allocated goodwill to each of these reporting units based upon their relative level of expected benefits from the PSMI Merger. Because the vast majority of our operations are derived from the self-storage reporting unit (representing in excess of 90% of our revenues in 1996), it derived substantially all of benefits from the PSMI Merger and, accordingly, substantially all of the goodwill would be allocated to the self-storage reporting unit. The remainder would have been allocated to our merchandise, truck rental, and commercial property reporting units.

     In assessing the goodwill for impairment, based on the assumption that we have now allocated the entire $165 million discussed above to goodwill and the applicable operating units, we would follow the guidance of paragraph 19 of SFAS 142, which describes the "first step" of the impairment test. This test would have been performed initially as of January 1, 2002 in accordance with the implementation guidance of SFAS 142. Please note that we have followed this guidance since adopting SFAS 142 with respect to the recorded goodwill on our balance sheet at each applicable period through December 31, 2005.

     In this first test, we have estimated the enterprise value of the Company at approximately $6.5 billion, comprised of the market value of our common and preferred stock and the book value of debt and minority interest at December 31, 2001. We have allocated this aggregate $6.5 billion in total estimated enterprise value to each reporting unit to derive each respective reporting unit's estimated enterprise value, and compared that to each reporting unit's allocation of the carrying value of the Company's $4.6 billion in total assets. We believe through this process we have established that the enterprise value of each reporting unit exceeded its carrying amount (book value), including the allocated goodwill, as adjusted for the $165 million, and have thereby concluded that the goodwill was not impaired.

     Based on this analysis, and the allocation of the $165 million to goodwill, we have concluded, considering the level and profitability of operations at each of the reporting units as well as the increase in our common stock price from $33.40 at December 31, 2001 to approximately $67.72 at December 31, 2005, that there was no impairment of goodwill as at each reporting date.


CONCLUSION

     We believe that the impact from the accounting errors with respect the intangible assets acquired in the PSMI Merger to the Company's financial statements has not been material and no restatement is necessary. We have discussed the above matters with Ernst & Young's national office, who concurs with the conclusions reached.

     We propose that on a prospective basis, beginning with our quarterly report on Form 10-Q for the period ended June 30, 2006 that we do the following:

     1.   Cease amortization of the $165 million intangible asset.

     2. Reclassify the net remaining amount of the intangible asset (approximately $98 million as of December 31, 2005) to goodwill.

     3.   Expand footnote disclosures to discuss the above adjustments.

     Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at 818-244-8080 x1300.

                                        Very truly yours,

                                        /s/ John Reyes

                                        John Reyes
                                        Senior Vice President and
                                        Chief Financial Officer